Morse & Morse, PLLC
1400 Old Country Road
Suite 302
Westbury, NY 11590
tel: 516-487-1446
fax: 516-487-1452
email: morgold@aol.com

October 18, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Att:	Craig Arakawa, Staff Accountant

Re:	Quantum Materials Corp.
Item 4.01 Form 8-K
Filed October 4, 2011
File No. 000-52956

Ladies / Gentlemen:

The following is in response to your letter of comments of October 6, 2011:

On October 17, 2011, our client complied with your comment letter in an amended Form 8-K filing and provided the requested information to comply with Item 304(1)(i)(v) of Regulation S-K.

As counsel to the Company and on behalf of our client, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Managing Member